ANA | A STAR ALLIANCE MEMBER

October 31. 2003

The U.S. Security and Exchange Commission
450 Fifth Street, N. Y.
Room 3099
Office of International Corporate Finance
Mail Stop 3 - 7
Washington D.C. 20549

82-1569

03037474

Re: Interrim Financial Results

Dear Sirs:

In regard to attached sheet our announcement dated October31, 2003, the source of this Announcement has been generated by the company itself.

Sincerely yours,

T. Sudo

Tetsuya Sudo
Shareholder Relations
All Nippon Airways Co., Ltd.

dlw 11/18

ANA reports consolidated financial results for the interim of FY2003

1. Consolidated financial highlights for the period ended September 30, 2003

(1) Summary of consolidated operating results — Yen (Millions)

	Interim FY2003	Year on year (%)	Interim FY2002	Year on year (%)	FY2002
Operating revenues	608,341	(2.2)	622,134	(2.6)	1,215,909
Operating income (loss)	14,460	(3.1)	14,928	(66.2)	(2,597)
Recurring profit (loss)	14,310	138.0	6,012	(81.2)	(17,236)
Net income (loss)	20,570	-	(8,105)	-	(28,256)
Net income (loss) per share	13.42yen		(5.28yen)		(18.42yen)
Diluted net income per share	12.59yen		-		-
Gain (loss) on equity method	(64)		(105)		364
Average number of shares of outstanding during the period (consolidated)	1,532,814,664		1,534,237,705		1,533,940,445

Note: Changes in the accounting policy during the period: none

(2) Summary of consolidated financial positions — Yen (Millions)

	Interim FY2003 (As of September 30, 2003)	Interim FY2002 (As of September 30, 2002)	FY2002 (As of March 31, 2003)
Total assets	1,491,138	1,455,578	1,442,573
Shareholders' equity	144,510	141,624	121,954
Shareholders' equity ratio	9.7%	9.7%	8.5%
Shareholders' equity per share	94.25yen	92.32yen	79.57yen
Number of shares of outstanding at balance sheet date (consolidated)	1,533,325,206	1,533,981,551	1,532,694,609

(3) Summary of consolidated cash flows — Yen (Millions)

	Interim FY2003	Interim FY2002	FY2002
Cash flows from operating activities	34,144	66,109	85,952
Cash flows from investing activities	(37,990)	13,996	(52,478)
Cash flows from financing activities	17,374	(70,006)	(63,364)
Cash and cash equivalents at the end of the period	171,468	197,300	158,121

(4) Scope of consolidation and application of the equity method
Number of consolidated subsidiaries: 103
Number of non-consolidated subsidiaries accounted for by the equity method: 6
Number of affiliates accounted for by the equity method: 19

(5) Change of scope of consolidation and application of the equity method

	Consolidation	Equity method
Newly added	—	1
Excluded	6	—

2. Forecast of consolidated operating results for the period ending March 31, 2004

	Yen (Millions)
Operating revenues	1,218,000
Recurring profit (loss)	14,000
Net income (loss)	17,500

Note: Forecast of net income per share: 11.41yen

This forecast is made based on (1) the information available to ANA as of the date of publication of this material and (2) assumptions as of the same date with respect to the various factors which might have impact on the future financial result of ANA. The reader should be aware that actual results could differ materially due to various factors with reference to the supporting data.

1. The ANA Group

The ANA Group comprises 134 subsidiaries and 42 affiliates. Of those companies, 103 are consolidated subsidiaries and 25 are accounted for by the equity method. The Group's operations are classified into four business segments: air transportation, travel services, hotel operations, and other businesses. For each segment, the fields of business and the operational positions of the parent company, subsidiaries, and affiliates are described below.

As of September 30, 2003 Operational segment	No. of subsidiaries	of which, consolidated	of which, equity method	No. of affiliates	of which, equity method
Air Transportation	32	31	–	6	4
Travel Services	11	9	–	3	3
Hotel Operations	22	21	–	1	1
Other Businesses	69	42	6	32	11
Group Total	134	103	6	42	19

Air Transportation
The ANA Group's air transportation operations and other aircraft operations are centered on All Nippon Airways Co., Ltd.; subsidiaries Air Nippon Co., Ltd. (ANK), and Air Japan Co., Ltd. (AJX); and affiliate Nippon Cargo Airlines Co., Ltd. (NCA). Air transportation principally comprises the provision of passenger, cargo, and mail air transportation. Incidental operations include airport customer services, telephone reservation and information services, and the maintenance of ANA's aircraft and are provided by International Airport Utility Co., Ltd., ANA TELEMART Co., Ltd., ANA Aircraft Maintenance Co., Ltd., and other companies. Airport passenger handling, and maintenance services are also provided to domestic and overseas airlines that are not members of the ANA Group.

Travel Services
Travel packages are structured and sold under the brand names ANA Hallo Tour and ANA Sky Holiday, mainly by ANA Sales & Tours Co., Ltd. These operations mainly comprise the development and sale of products that use the air transportation services of ANA or ANK and accommodation at ANA hotels. Overseas, ANA World Tours (Europe) Ltd. and other companies provide a range of services to customers traveling on ANA Hallo Tour brand packages and sell airline tickets and travel products.

Hotel Operations
Subsidiaries and affiliates, centered on ANA Hotels & Resorts Co, Ltd., develop and operate hotels by providing a wide range of services including lodging, meals, banquets, and wedding receptions.

Other Businesses
Group companies provide communications, trading and sales, real estate, building management, ground transportation and distribution, aircraft equipment maintenance, and other services. ANA Information Systems Planning Co., Ltd., Infini Travel Information, Inc., and others principally develop terminals and software for airline-related information. ANA Logistics Services Co., Ltd., operates warehouse for imported air cargo. All Nippon Airways Trading Co., Ltd., and others conduct operations centered primarily on the import of airline-

related materials and on sales through stores and catalogs. ANA Real Estate Co., Ltd., and other companies carry out the sale, rental, and management of real estate, and affiliate Jamco Corporation and others provide the maintenance of aircraft equipment. All Nippon Airways Co., Ltd., and ANA Group subsidiaries and affiliates are customers for these products and services.

2. Management Policy

1. Keynote
While giving top priority to the safe operation of airlines within the Group, we aim to win the confidence of customers and shareholders by raising the quality of our air transportation services and drastically increasing the profits of the ANA Group as a whole.

2. Medium- and Long-Term Management Strategies
We formulated the ANA Group Corporate Strategy Plan as a management guideline for the two-year period ending March 2004. In the plan, we listed our goal to "become number one in quality, customer satisfaction and value creation," not just in the size, making our "aim to be one of the leading corporate groups in Asia with air transportation business as its core" the main pillar. To achieve this goal, we will continue pursuing "value-creating management" so that income from domestic operations will stabilize, profitability from international operations and the earnings of the ANA Group as a whole will improve, and dividends can be paid in fiscal 2003 (April 1, 2003 – March 31, 2004). To this end we are putting into practice the following action plans.

(1) Group Management System
To establish a Group Management System that promotes unified corporate strategy and efficient management, ANA is positioned as a holding company for the Group. Under the Group Management System, strategic management functions of all Group members are unified, and corporate strategies are actively implemented. Based on the policy, we have reviewed in this interim period the operation of the air transportation companies in the Group in accordance with the routes they operate.


ANA
strategic business function of the Group
strategic business function of the Group airlines
Business Strategy

(2) Management Executive System
The tenure for each member of the Board of directors and corporate officers has been changed to one year with a view to clarifying ~~the~~ management accountability for target achievement per fiscal year.

(3) Management Control System

Management control for the ANA Group shall be executed based on each Group business operation, namely, air transportation, hotel operations, real estate and trading. Meanwhile, the applicable range of "ANA's Value Creation (AVC)" management index (a balance obtained by subtracting the amount of capital spent from after-tax operating profits) shall be reviewed so that all Group companies will have common value standards under their respective AVC. Target control shall be implemented with the aim of increasing shareholder value by raising the AVC figures.

(4) Group Sales System

Three travel service subsidiaries in the Group were merged and consolidated into a new company that was launched in April 2003. Subsequently, a portion of ANA's sales activities was contracted to the new company. By integrating the sales network, personnel and know-how of three companies into one, we will strengthen our sales capability, reduce costs, increase the competitiveness of travel products sold under the ANA brand, and ultimately, improve the profitability of the Group as a whole.

(5) Domestic Air Transport Operations

We will aim at further improving profitability by restructuring our services: We will increase flights on high-demand routes, decrease (or suspend) flights on low-demand routes. Additionally, ANA will reduce flight operation costs by further allocating flight operations to its subsidiaries, and by utilizing smaller aircraft according to demand.

(6) International Air Transport Operations

We will continue to enhance our services on short-haul Asian routes, centering on China routes, such as making Narita - Shanghai flights three times per day and Kansai - Beijing daily, and thus firmly establish our network in Asia.

ANA aims to attract more customers by differentiating its quality and services from those of other carriers.

(7) Other Businesses

Interest-bearing liabilities shall be reduced by curtailing investments, by optimally redistributing existing management resources, and by recovering cash through the sale and securitization of assets.

In addition to the above Group Corporate Reform Plan, we have been promoting our Cost Reduction Plan for three years from FY2003 through FY2005 so as to drastically reduce costs and make our profit independent of revenue increases. We aim to cut approximately ¥30 billion in costs by achieving the following items in the Cost Reduction Plan listed below, while carrying out the Group Corporate Reform Plan:

- Downsize aircraft to reflect trends in demand
- Consolidate aircraft types, from 9 types at present to 6
- Introduce new turboprop aircraft (DHC-8-400) and improve operational efficiency by utilizing smaller aircraft
- Rationalize employee numbers and facilities at airports by restructuring routes and aircraft allocation
- Reexamine retirement allowance and pension plan

• Return the burden of the substituted portion of the employee pension fund to the government
• Reexamine wages for management employees
• Conduct a comprehensive reexamination of wage systems for non-management employees
• Reduce personnel by 1,200 employees

3. Corporate Governance: Fundamental Approach and Activities
(1) Fundamental Approach Toward Corporate Governance
ANA believes that corporate governance is important to ensure transparency and accountability toward stakeholders, and for its enhancement of corporate value.

(2) Implementation of Measures Related to Corporate Governance
ANA's management system comprises 15 board directors, 4 auditors, and 28 corporate executive officers (including those who are both directors and corporate executive officers). For important administrative issues, discussions are held and decisions are made by the Management Committee, with the President and representative director serving as chairman and 11 board members, who are senior vice presidents of the Company, serving as committee members. As a matter of law, certain issues must be considered by the board of directors, which makes the final decision on such matters. During this period, we held 11 Board of Director meetings (including extraordinary meetings) headed by the chairman in which all directors participated, including two outside directors and four auditors, two of whom are outside auditors.

(3) Activities During This First Half Period Toward Enhancement of Corporate Governance
(i) Advisory Board
Besides those institutions required by law, in order to hear frank and open comments about the Company's management, ANA has established the Advisory Board, which consists of seven members with a range of backgrounds. The board met twice during the period under review.

(ii) Internal Control System
ANA has positioned its internal control system as a key part of its corporate governance infrastructure, and taken the following steps to strengthen and promote it.

1) Risk management functions
In the previous fiscal year, ANA established a companywide risk management system to increase the stability of operational administration by tracking, managing, and responding appropriately to risks that could have a significant effect on Group management.

2) Compliance functions
To ensure compliance with ethics, laws, and internal regulations and to promote sound, stable management Group-wide, in April 2003 we formed the Compliance Committee. In addition, we drew up and announced the Group-wide action standards, thus establishing the Group compliance system.

3) Internal audit functions
An internal audit system was in the works since the previous fiscal year, and in April 2003, the Internal Audit Division established.

3. Corporate Performance & Financial Conditions

1. Overview

During the first half of FY2003, the Japanese economy continued to languish as high unemployment and stagnant wages affected consumer spending. Furthermore, instability in world markets caused by recent international events—the Iraq War and SARS—meant that prospects for a speedy recovery remained highly uncertain.

Although individual consumption remained sluggish due to prolonged deflation, some signs of recovery, however slight, were seen in the rising stock market and increased capital investment accompanying the slow recovery of corporate earnings.

Against this background, ANA posted on a consolidated basis total operating revenues of ¥608.3 billion (down 2.2% from the same period of the previous year), an operating income of ¥14.4 billion (down 3.1%), and a recurring profit of ¥14.3 billion (an increase of 138%). Net income was ¥20.5 billion.

On a non-consolidated basis, ANA reported operating revenues of ¥481.3 billion (up 0.8% from the same period of the previous year), an operating income of ¥8.9 billion (down 15.0%) and a recurring profit of ¥9.8 billion (an increase of 216.8%). Net income totaled ¥7.4 billion.

The following is a summary of operating results by business segment. (Revenue for each business segment includes internal sales.)

• Air Transportation

During this period, Japan's airlines faced severe competition—from each other—as they fought for a larger share of a diminished pie. In addition, before the opening of JR Shinkansen Shinagawa Station and the commencement of its Nozomi service in October, airlines lowered their fares on routes served by the JR Shinkansen and held major promotional campaigns.

On the international front, the number of passengers greatly decreased during the first part of this period; needless to say, tourism was severely affected by both the Iraq War and SARS. However, a quick end to the conflict, followed by the WHO's July 5 declaration that SARS had ended, gradually restored demand.

As a result of Group-wide endeavors to drastically reduce costs, air transportation operating revenues at our Group totaled ¥498.1 billion (down 2.3% from the same period of the previous year), while operating income came to ¥11.8 billion (up 3.6%).

Domestic Passengers Services

Although demand from the business sector continued to languish due to the stagnant economy, demand for domestic leisure travel significantly increased, as more people vacationed in Japan rather than overseas due to their fear of SARS.

Given this background we increased flights on our main routes (Tokyo - Sapporo, Osaka, Fukuoka and Okinawa), launched a Tokyo - Noto route on Air Nippon, and increased flights on the Tokyo - Tottori, Yonago and Shonai routes following our acquisition of new slots at Haneda Airport. Our revised flight schedules not only improved profitability, but enhanced customer convenience as well.

On the subject of fares, we increased normal fares in July, thereby halting the drop in unit price caused by severe fare competition. And to stimulate demand, we introduced a new

discount fare, Totsuzen Waribiki (lit. "sudden discount"), that is based on the number of seats remaining approximately two weeks before departure.

As sales promotion measure, we introduced the AMC Edy Card, the world's first electronic money-mileage conversion service, in our ANA Mileage Club.

The heated competition against Japan Airlines System, along with weak business demand due to the delayed economic recovery during this six-month period, resulted in a 2.6% year-on-year decline in the number of domestic passengers to 22.86 million. Operating revenue decreased 1.9% to ¥329.1 billion.

Domestic Cargo and Mail Services

Domestic distribution of goods achieved steady results, with air cargo demand increasing in step with an improved business outlook. In addition, a reduction in and integration of flight operations following the Japan Airlines/Japan Air System merger resulted in an increase in our share of the market.

Our mail services suffered a large decrease from the previous year. While we are still feeling the effects of the transition in transport method from airborne to land (by the former Postal Service Agency, effective July 2002), competition has intensified due to the agency having become a public institution (Japan Post).

As a result, compared with the same period of the previous year, the volume of cargo carried during this reporting period rose by 5.6% to 197,000 tons, while revenue increased by 4.7% to ¥12.5 billion. The volume of mail carried during this fiscal first half was 35,000 tons, down 8.0% and operating revenue was ¥4.7 billion, down 8.7%.

International Passenger Services

Based on our Business Plan for the current period, we endeavored to enhance China routes, which enjoyed high demand both in passengers and cargo, starting late March. Passenger demand drastically dropped, however, due to the Iraq War and SARS at the beginning of this period. In response we adjusted supply and tried to reduce operational costs: we suspended services to Singapore and Beijing from Kansai, and to Taipei from Narita, and decreased flights to Hong Kong, Beijing and Dalian from Narita. Meanwhile, we operated charter flights on Narita - Seoul routes starting May. In August we made our Narita - Honolulu route twice daily in an effort to increase revenues during this high-demand period. We focused our efforts on improving profitability based on trends in demand.

Our European routes, meanwhile, flew more Business-Class passengers than in the previous year thanks in part to the short duration of the Iraq War and the absence of the effect of SARS.

Since July, when the WHO declared that SARS had ended, Asian routes have been showing signs of steady recovery, and we began reinstating suspended or decreased flights.

With respect to fares, we instituted "Hayawari Compo" on our American routes, which allows passengers to extend their stays and add flight segments within the U.S., as well as "GET Premium," the first official discount fare among Japanese airlines, for Premium Economy (offering greater seat pitch and width than standard Economy Class).

Despite these efforts to raise demand, the number of international passengers during the first half of this fiscal year plummeted 20.7% to 1,480,000, while operating revenue fell 10.8% to ¥85.9 billion, due to the effects of the Iraq War and SARS during the first quarter of this fiscal year.

International Cargo and Mail Services

Demand was particularly strong for outbound shipments of automotive parts and electrical appliances to North America, and electronic parts, precision equipment and other cargo to China. Performance improved greatly compared with the same period of the previous year. Inbound cargo suffered, however, especially that from North America, due to weak consumer spending in Japan.

Cargo originating from China, on the other hand, grew significantly, thanks to the freighters we introduced in September 2002, which made up for the decrease in regular passenger flights and the downsized aircraft's reduced cargo capacity.

Mail services achieved a good result due to our efforts to harness the robust market demand both in Japan and overseas, even after covering the revenue shortfall caused by SARS.

As a result, the amount of cargo carried during this half-year period increased 16.8% to 107,000 tons, while operating revenue increased 12.6% to ¥20.9 billion, compared with the same period of the previous year. The total volume of mail handled during this period increased 21.9% to 6,000 tons, and operating revenue increased 11.1% to ¥1.5 billion, compared with the same period of the previous year.

Other Business

Revenue from aircraft maintenance for other airlines, and from services such as passenger check-in, baggage handling and other ground support services under contract with other airlines, as well as increased in-flight sales, enabled us to post an operating revenue of ¥43.2 billion for these affiliated services, representing a 6.2% increase.

Changes in Fleet Composition

The following changes took place in the ANA Group's fleet composition during this reporting period:

Equipment	Purchased	Leased from	Returned	Leased to	Sold/ Removed	Change	Remarks
Boeing 777-300	2	–	–	–	–	2	1 purchased May 2003 1 purchased June 2003
Boeing 747-100SR	–	–	–	–	1	-1	1 sold July 2003
Boeing 767-300	–	3	–	–	–	3	2 leased April 2003 1 leased July 2003
Boeing 767-200	–	–	1	–	–	-1	1 returned September 2003
Airbus A320-200	–	3	–	–	–	3	1 leased April 2003 2 leased July 2003
Bombardier DHC8-400	–	1	–	–	–	1	1 leased July 2003
Bombardier DHC8-300	–	1	–	–	–	1	1 leased April 2003
YS11	–	–	–	–	3	-3	1 sold June 2003 2 sold Sept. 2003
Total	2	8	1	–	4	5	–

•Travel Services

During this interim term, our three travel-service subsidiaries (All Nippon Airways World Tours Co., Ltd., All Nippon Airways Travel Co., Ltd. and ANA Sky Holiday Tours Co., Ltd.) merged and relaunched as ANA Sales & Tours Co., Ltd. in April 2003 with a new sales system.

Domestic travel services achieved better results than in the previous year, partly due to solid sales of our tours to Okinawa.

Overseas travel services were severely affected by the Iraq War and SARS, with travel to China and Asia especially hard hit. After Q2, demand showed some signs of recovery, but the result of this interim term was much lower than that of the previous year.

Thanks to the greater efficiency achieved through the merger, and to our company-wide efforts to decrease costs and secure profits even during such a drastic downturn, the travel services posted operating revenues of ¥84.0 billion during this fiscal half year, down 1.8% from the same period of the previous year, but an operating income of ¥900 million was achieved, an increase of 128.7% over the previous year's results.

• Hotel Operations

In May of the fiscal half year under review, we opened the Strings Hotel Tokyo in front of Shinagawa Station, Tokyo's southern gateway, and ANA Hotel Yonago (management) in June. We also dissolved our subsidiary, ANA Enterprise, Ltd., after transferring its functions to ANA Hotels & Resorts Co., Ltd., ANA Hotels Management Co., Ltd. and ANA Property Management Co., Ltd.— part of the restructuring of our Group's hotel business.

With respect to the hotel business at home, we improved the revenue management at ANA Hotels & Resorts Co., Ltd., which provides management support to our chain hotels. We also continuously carried out renovation work to improve the property value of our hotels, including those in Tokyo and the Okinawa region.

Despite good results at resort hotels in the Okinawa region, we faced the worst situation ever. Reservations of guest rooms and banquet rooms in the urban hotels dropped sharply, affected not only by the stagnant Japanese economy but also by the Iraq War and SARS. In addition, reservations at some hotels had to be halted due to renovation work during this period.

As a result, operating revenues were ¥33.9 billion (down 12.1% compared to the same period of the previous year) and the operating loss was ¥500 million.

With respect to the overseas hotel business, we completed the disposition of all assets during the previous fiscal year.

• Other Businesses

Revenue at Infini Travel Information, Inc., which provides international booking and ticketing systems to airlines, was drastically affected by SARS.

All Nippon Airways Trading Co., Ltd., involved in trading and sales, despite a revenue decrease in their retail and aircraft parts businesses saw a revenue increase in their machinery and foodstuff businesses, resulting in total sales slightly higher than those in the same period of the previous year.

ANA Information Systems Planning Co., Ltd., under contract for information system development, security and maintenance by ANA as well as other Group companies, was forced to accept a decrease in revenue due to a major reduction in system investment within the Group.

ANA Real Estate Co., Ltd., in charge of real estate sales, rentals and building maintenance, achieved a high rate of occupancy in their rentals including office buildings, and sold real estate originally scheduled for the latter half, resulting in a revenue increase.

As a result, total operating revenues at Other Businesses during this reporting period came to ¥86.7 billion, up 4.0% from the same period of the previous year, while the operating profit was ¥1.7 billion, down 31.5%.

2. Cash Flow

Income before income taxes and minority interests of ¥21 billion was recorded during this six -month reporting period. After adjustments—including depreciation, amortization, and disposal of property and equipment, increased accounts receivable and decreased accounts payable—cash flow from operating activities registered an inflow of ¥34.1billion, down ¥31.9 billion from the same period of the previous year. The large discrepancy with the previous years reflects the absence of income from the disposition of property and equipment completed in the previous year, in addition to a decrease in accounts payable (consumption tax) during this interim term.

With respect to cash flows from investing activities, outflow consisted principally of purchases and advance payments for aircraft and purchase of spare parts. Proceeds mainly consisted of the sale of aircraft and investment securities. Consequently, net outflow was ¥37.9 billion, an increase of ¥51.9 billion, compared with the corresponding period of the previous year. The free cash flow resulted in an outflow of ¥3.8 billion, a decrease of ¥83.9 billion.

As for cash flows from financing activities, our capital procurement centering on the repayment of loans, the issuance of bonds and the taking out of fresh loans resulted in an inflow of ¥17.3 billion.

As a result, cash and cash equivalents increased by ¥13.3 billion, with the balance standing at ¥171.4 billion at the end of the first half of the current fiscal year.

3. Dividend Policy

ANA places a high priority on providing a return to shareholders while working to secure a stable foundation.

For this first half period under review, we are planning dividend payments of ¥3 per share, since both the Group Corporate Reform Plan and Cost Reduction Plan have progressed as planned.

4. Fiscal Year 2003 Ending March 31, 2004 - Forecast

With respect to the latter half of this fiscal year, we think the environment will remain difficult — consumer spending will remain moribund due to stagnant wages and rising unemployment. From these indications, a rapid Japanese economic recovery cannot be expected — but driven by economic recovery in America and expansion of the Chinese economy, we can at least hope for a modest recovery sometime in the future.

In our domestic airline business, while competition against other airlines as well as JR on the routes served by the Shinkansen is expected to intensify, demand (mainly among business passengers) is expected to recover slowly in step with the economy.

In our international airline business as well, demand for air travel in Asia centering on China, is expected to increase steadily against a backdrop of the expanding Chinese economy.

Under such conditions, we will continue carrying out the Group Corporate Reform Plan, and based on the Cost Reduction Plan stipulated at the end of the previous fiscal year, we

will reform our cost structure in the three years ending March 2005, with a view to realizing dividend payments during the fiscal year ending March 2004.

Furthermore, we will aim at further raising profits by increasing revenues through sales efforts and continuing cost reduction effects at travel services, hotels and other businesses.

Our Group's prospects have been revised from those made at the beginning of this fiscal year as follows. Assumptions used in arriving at these figures are an exchange rate of 110 yen to the dollar, and a market price of Dubai crude oil (an indicator of jet fuel prices) of USD28 per barrel.

Consolidated

(Unit: ¥100 Million)

	Original plan (30/04/03)	Revised plan	Difference
Operating revenues	12,450	12,180	-270
Operating expenses	12,200	11,970	-230
Operating income	250	210	-40
Recurring profit (loss)	150	140	-10
Net income (loss)	150	175	25

Non-Consolidated

(Unit: ¥100 Million)

	Original plan (30/04/03)	Revised plan	Difference
Operating revenues	9,880	9,630	-250
Operating expenses	9,700	9,480	-220
Operating income	180	150	-30
Recurring profit (loss)	100	105	5
Net income (loss)	50	65	15

Outstanding Interest-Bearing Debts

(Unit: ¥100 Million)

	First half of the current fiscal year (results)	
	Consolidated	Non-Consolidated
Outstanding interest-bearing debts	9,645	7,969
Outstanding finance lease obligations	2,963	2,708

(1) Consolidated Balance Sheets

Yen(Millions)

Assets	Interim FY2003 (As of September 30,2003)	FY2002 (As of March 31, 2003)	Difference	Interim FY2002 (As of September 30,2002)
Current assets	400,380	355,996	44,384	417,776
Cash and deposits	169,220	154,876	14,344	187,197
Trade accounts receivable	99,864	94,435	5,429	101,645
Marketable securities	2,697	2,458	239	8,799
Inventories	57,521	55,803	1,718	56,843
Deferred tax assets	23,789	12,405	11,384	10,753
Other	47,596	36,393	11,203	53,013
Allowance for doubtful accounts	(307)	(374)	67	(474)
Fixed assets	1,089,873	1,085,905	3,968	1,037,320
[Tangible fixed assets]	[858,070]	[851,044]	[7,026]	[834,109]
Buildings and structures	181,484	180,959	525	184,825
Aircraft	472,738	437,231	35,507	435,209
Land	115,387	115,537	(150)	116,772
Construction in progress	56,781	83,776	(26,995)	63,512
Other	31,680	33,541	(1,861)	33,791
[Intangible fixed assets]	[40,719]	[42,679]	[(1,960)]	[38,403]
[Investments and others]	[191,084]	[192,182]	[(1,098)]	[164,808]
Investment securities	68,664	67,572	1,092	58,645
Deferred tax assets	41,189	49,713	(8,524)	38,505
Other	88,176	81,943	6,233	75,244
Allowance for doubtful accounts	(6,945)	(7,046)	101	(7,586)
Deferred assets	885	672	213	482
Total assets	**1,491,138**	**1,442,573**	**48,565**	**1,455,578**
Liabilities				
Current liabilities	346,822	317,938	28,884	402,875
Trade accounts payable	117,431	126,911	(9,480)	117,168
Short-term loans	24,588	22,132	2,456	45,669
Current portion of long-term debt	67,427	61,784	5,643	69,899
Current portion of bonds payable	20,000	-	20,000	49,210
Accrued bonuses to employees	13,474	14,350	(876)	15,684
Other	103,902	92,761	11,141	105,245
Long-term liabilities	990,330	992,375	(2,045)	899,266
Bonds payable	361,524	351,732	9,792	302,789
Long-term loans payable	490,912	509,747	(18,835)	472,323
Accrued employees' retirement benefits	107,325	106,780	545	99,373
Other	30,569	24,116	6,453	24,781
Total liabilities	**1,337,152**	**1,310,313**	**26,839**	**1,302,141**
Minority interest	**9,476**	**10,306**	**(830)**	**11,813**
Shareholders' equity				
Common stock	86,239	86,239	-	86,239
Capital surplus	52,580	104,228	(51,648)	104,232
Earned surplus	4,691	(67,388)	72,079	(47,340)
Unrealized gains (loss) on securities	2,440	223	2,217	(362)
Foreign currency translation adjustment	(656)	(404)	(252)	(501)
Treasury stock	(784)	(944)	160	(644)
Total shareholders' equity	144,510	121,954	22,556	141,624
Total liabilities, minority interest and shareholders' equity	**1,491,138**	**1,442,573**	**48,565**	**1,455,578**

Note:

Yen(Millions)

	Interim FY2003 (As of September 30,2003)	FY2002 (As of March 31, 2003)	Interim FY2002 (As of September 30,2002)
Accumulated depreciation	884,970	880,443	875,453
Contingent liabilities	2,318	2,487	2,791

(2)Consolidated Statements of Income (Loss)

Yen(Millions)

	Interim FY2003	Interim FY2002	Difference	FY2002
Operating revenues and expenses				
Operating revenues	608,341	622,134	(13,793)	1,215,909
Operating expenses	475,035	476,583	(1,548)	957,167
Sales, general and administrative expenses	118,846	130,623	(11,777)	261,339
Operating income (loss)	14,460	14,928	(468)	(2,597)
Non-operating income and expenses				
Non-operating income	24,552	25,750	(1,198)	47,504
Interest income	2,128	2,514	(386)	5,116
Equity in income of affiliates	-	-	-	364
Foreign exchange gain	-	69	(69)	939
Other	22,424	23,167	(743)	41,085
Non-operating expenses	24,702	34,666	(9,964)	62,143
Interest expense	11,323	13,161	(1,838)	25,283
Equity in loss of affiliates	64	105	(41)	-
Foreign exchange loss	1,059	-	1,059	-
Other	12,256	21,400	(9,144)	36,860
Total recurring profit (loss)	**14,310**	**6,012**	**8,298**	**(17,236)**
Extraordinary gains and losses				
Extraordinary gains	7,822	223	7,599	1,578
Gains on sales of fixed assets	746	197	549	204
Gain on sale of investment securities	544	-	544	527
Gain on return of the substituted portion of the employee pension fund	6,094	-	6,094	-
Other	438	26	412	847
Extraordinary losses	1,099	29,044	(27,945)	39,163
Loss on sales of fixed assets	276	244	32	1,038
Loss on retirement of fixed assets	109	233	(124)	1,416
Loss on sale of affiliates	-	22,890	(22,890)	22,890
Loss on liquidation of affiliates	-	3,577	(3,577)	4,024
Provision for allowance for doubtful accounts	137	599	(462)	481
Special retirement benefit	136	537	(401)	3,191
Loss on sales of investment securities	9	547	(538)	741
Valuation loss on investment securities	18	402	(384)	3,373
Valuation loss on other investment	27	5	22	91
Other	387	10	377	1,918
Net income (loss) before taxes	**21,033**	**(22,809)**	**43,842**	**(54,821)**
Corporate, inhabitant and enterprise tax	3,151	3,509	(358)	3,888
Deferred taxes	(2,892)	(19,438)	16,546	(31,717)
Minority interests	204	1,225	(1,021)	1,264
Net income (loss)	**20,570**	**(8,105)**	**28,675**	**(28,256)**

(3)Consolidated statements of surplus

Yen(Millions)

	Interim FY2003	Interim FY2002	FY2002
Capital surplus			
Capital surplus at the beginning of period	104,228	104,232	104,232
Decrease in surplus	51,648	-	4
Decrease resulting from disposal of treasury stock	8	-	4
Decrease resulting from reversal by disposition of loss	51,640	-	-
Capital surplus at the end of period	52,580	104,232	104,228
Earned surplus			
Earned surplus at the beginning of period	(67,388)	(39,198)	(39,198)
Increase in surplus	72,210	-	103
Net income	20,570	-	-
Increase resulting from reversal of capital surplus	51,640	-	-
Increase resulting from excluded consolidated subsidiaries	-	-	103
Decrease in surplus	131	8,142	28,293
Net loss	-	8,105	28,256
Decrease resulting from subsidiaries merger	131	-	-
Decrease resulting from newly consolidated subsidiaries	-	37	37
Earned surplus at the end of period	4,691	(47,340)	(67,388)

(4) Consolidated statement of Cash flows

Yen(Millions)

	Interim FY2003	Interim FY2002	FY2002
I. Cash flows from operating activities			
Net income (loss) before taxes	21,033	(22,809)	(54,821)
Depreciation and amortization	31,318	30,298	61,852
Gain and loss on sales of fixed assets, loss on retirement of fixed assets (Net)	2,329	9,834	14,302
Gain and loss on sales, and valuation of securities (Net)	(505)	920	3,628
Loss on sales of affiliates	-	22,890	22,890
Loss on liquidation of affiliates	-	2,063	2,503
Increase (Decrease) in allowance for doubtful accounts	(123)	498	(142)
Increase (Decrease) in employee's retirement benefits	545	10,393	17,802
Interest expense	11,323	13,161	25,283
Interest and dividends income	(3,089)	(3,532)	(6,843)
Foreign exchange loss (gain)	272	1,373	48
Rebate on purchasing aircraft	(9,591)	(5,976)	(5,976)
Special retirement benefit	136	537	3,191
Decrease (Increase) in trade accounts receivable	(5,429)	(9,381)	(2,239)
Decrease (Increase) in other receivable	(6,687)	11,326	27,741
Increase (Decrease) in trade accounts payable	(9,480)	(6,522)	3,269
Other, net	567	14,878	(10,978)
Sub-total	32,619	69,951	101,510
Interest and dividends received	3,185	3,593	6,875
Interest paid	(11,025)	(12,488)	(22,392)
Corporate, inhabitant and enterprise taxes paid	(1,159)	(2,592)	(6,155)
Receipt of rebate on purchasing aircraft	9,591	5,976	5,976
Special retirement benefit paid	(136)	(537)	(3,191)
Other, net	1,069	2,206	3,329
Net cash provided by (used in) operating activities	34,144	66,109	85,952
II. Cash flows from investing activities			
Payment for acquisition of tangible fixed assets	(75,657)	(69,716)	(112,570)
Proceeds from sales of tangible fixed assets	40,861	71,713	72,805
Payment for acquisition of intangible fixed assets	(3,587)	(7,132)	(17,293)
Payment for acquisition of investments in securities	(1,225)	-	(13,143)
Proceeds from sales of investments in securities	4,388	1,364	2,153
Proceeds from sale of subsidiaries' stock with changes in scope of consolidation	-	17,012	16,998
Payment for lending	(740)	(1,749)	(2,240)
Proceeds from collection of loans	479	5,689	6,412
Other, net	(2,509)	(3,185)	(5,600)
Net cash provided by (used in) investing activities	(37,990)	13,996	(52,478)

Yen(Millions)

	Interim FY2003	Interim FY2002	FY2002
III. Cash flows from financing activities			
Increase (Decrease) in short-term loans (Net)	2,465	(26,212)	(49,366)
Proceeds from long-term loans	30,967	34,450	110,710
Repayment of long-term loans	(44,048)	(56,727)	(103,446)
Proceeds from issuance of bonds	29,823	-	49,748
Redemption of bonds	(208)	(20,000)	(70,267)
Payment for capital reduction to Minority shareholders	(800)	-	-
Payment for acquisition of treasury stock	152	(110)	(391)
Other, net	(977)	(1,407)	(352)
Net cash provided by (used in) financing activities	17,374	(70,006)	(63,364)
IV. Effect of exchange rate changes on cash and cash equivalents	(181)	(1,605)	(795)
V . Net increase(decrease) in cash and cash equivalents	13,347	8,494	(30,685)
VI. Cash and cash equivalents at the beginning of the period	158,121	188,648	188,648
VII. Net increase (decrease) resulting from changes in scope of consolidation	-	158	158
VIII. Cash and cash equivalents at the end of period	171,468	197,300	158,121

Supplementary cash flow information

Reconciliation of the difference between cash stated in the consolidated balance sheets is as follows:

	Interim FY2003	Interim FY2002	FY2002
Cash	169,220	187,197	154,876
Time deposits with maturities of more than three months	(417)	(417)	(504)
Marketable securities	2,697	8,799	2,458
Marketable securities with maturities of more than three months	(32)	(72)	(62)
Short-term investments with maturities of three months or less, included in prepaid expenses and other current assets	-	1,793	1,353
Cash and cash equivalents at the end of period	171,468	197,300	158,121

Notes to Consolidated Financial Statements

All Nippon Airways Co., Ltd. and its consolidated subsidiaries

Interim FY2003 and 2002, FY2002.

1.Basis of presenting consolidated financial statements

All Nippon Airways Co., Ltd. (the Company) and its domestic subsidiaries maintain their books of account in accordance with the provisions set forth in the Japanese Commercial Code and in conformity with accounting principles and practices generally accepted in Japan, which may differ in some material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan. The Company's foreign subsidiaries maintain their books of account in conformity with accounting principles and practices of the countries of their domicile.

2.Summary of significant accounting policies

(a) Principles of consolidation and accounting for investments in non-consolidated subsidiaries and affiliates

The consolidated financial statements include the accounts of the Company and all of its significant subsidiaries. All significant intercompany accounts and transactions have been eliminated.
Investments in certain subsidiaries and significant affiliates are accounted for by the equity method of accounting. The difference between the cost and the underlying net equity in the net assets at dates of acquisition of consolidated subsidiaries and companies accounted for by the equity method of accounting is amortized using the straight-line method over a period of five years.
Investments in non-consolidated subsidiaries and affiliates not accounted for by the equity method of accounting are stated at cost. The companies' equity in undistributed earnings of these companies is not significant.
The accounts of certain foreign subsidiaries have fiscal years ending on December 31. The necessary adjustments for significant transactions, if any, are made on consolidation.

(b) Foreign currency translation

Foreign currency receivables and payables are translated into yen at the rates of exchange in effect at the balance sheet date, and translation adjustments are made included in profit and loss account.
The balance sheet accounts of foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, except for components of shareholders' equity that are translated at historical exchange rates. Revenues and expenses are translated at the rates of exchange prevailing when such transactions are made. Foreign currency translation adjustments are presented as a component of shareholders' equity.

(c) Marketable securities and investment securities

Trading securities are carried at fair value. Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.
Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

(d) Derivatives

The Company and its subsidiaries use derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, to limit their exposure to fluctuations in foreign exchange rates, interests rates and commodity prices. The Company and its subsidiaries do not use derivatives for trading purposes.
Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates.

(e) Allowance for doubtful receivables

A general provision is made for doubtful receivables based on past experience. Provisions are made against specific receivables as and when required.

(f) Inventories

Inventories are stated at cost determined by the moving average method.

(g) Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Flight equipment	Straight-line method
Buildings	Straight-line method
Other ground property and equipment............	Declining balance method

The Company and some of the subsidiaries employ principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment................. 20 years
Domestic type equipment...................... 17 years

(h) Intangible fixed assets and amortization

Intangible fixed assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over 5 years, the estimated useful life of purchased software.

(i) Accrued bonuses to employees

Provisions are made for bonus payment for employees of the company and subsidiaries. The accrued amounts of estimated bonus payments at balance sheet date are stated as Accrued bonuses to employees.

(j) Retirement benefits

The retirement benefit plan of the Company and some of the subsidiaries covers substantially all employees other than directors, officers and statutory auditors. Under the terms of this plan, eligible employees are entitled, upon mandatory retirement or earlier voluntary severance, to lump-sum payments based on their compensation at the time of leaving and years of service with the Company and subsidiaries.

The Company and certain significant domestic subsidiaries have trustee employee pension funds to provide coverage for part of the lump-sum benefits or monthly pension. Several subsidiaries have tax-qualified pension plans which cover all or part of the lump-sum benefits.

Accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining service years of the employees.

(k) Appropriation of retained earnings

The appropriation of unappropriated retained earnings of the Company with respect to a financial period is made by resolution of the Company's shareholders at a general meeting to be held subsequent to the close of the financial period and the accounts for that period do not therefore reflect such appropriation.

(l) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases.

(m) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years.

(n) Cash equivalents

For the purpose of the statements of cash flows, cash and short-term, highly liquid investments with maturity of three months or less are treated as cash equivalents.

(o) Consolidated tax return system

The Company and few subsidiaries applied a consolidated tax return system from Fiscal 2002.

Additional information

(Return of the substituted portion of the employee pension fund)

On August 29, 2003, the Minister of Health, Labor and Welfare exempted the company submitting consolidated financial statements from future payments of the substituted portion of the pension fund, in accordance with the enactment of the Defined Benefit Corporation Pension Law. In response, the company were approved the extinguishment of retirement benefit debt and pension assets relating to the substituted portion on the date of the Minister's authorization, applying the interim measure specified in Section 47-2 of the "Guidelines Concerning Retirement Benefit Accounting (Interim Report)" (Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants). The company accounted for the 6,094 million yen earned from the return of the substituted portion of the employee pension fund as extraordinary gains. As of the end of the current half, the company calculated the total amount to be returned (minimum reserve for liability) to be 48,322 million yen.

3.Leases

(a)Finance leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases. Information on finance leases which are not recorded as assets and liabilities is summarized as follows.

Estimated acquisition costs, accumulated depreciation and net book value of leased assets are as follows:

			Yen (Millions)
	Interim FY2003	Interim FY2002	FY2002
Aircraft:			
Estimated acquisition cost	310,748	267,014	268,654
Estimated amount of accumulated depreciation	165,973	131,725	144,017
Estimated net book value	144,775	135,289	124,637
Others:			
Estimated acquisition cost	17,350	28,745	28,315
Estimated amount of accumulated depreciation	8,278	13,351	15,000
Estimated net book value	9,072	15,394	13,315
Total:			
Estimated acquisition cost	328,098	295,759	296,969
Estimated amount of accumulated depreciation	174,251	145,076	159,017
Estimated net book value	153,847	150,683	137,952

Outstanding finance lease obligations are as follows:

			Yen (Millions)
	Interim FY2003	Interim FY2002	FY2002
Current portion of finance lease obligations	33,745	30,352	30,847
Long-term finance lease obligations	128,500	129,454	115,877
	162,245	159,806	146,724

Estimated amount of depreciation, estimated finance charges and lease expenses are as follows:

			Yen (Millions)
	Interim FY2003	Interim FY2002	FY2002
Estimated amount of depreciation			
Annual lease expenses charged to income	18,562	16,758	34,111
by the straight-line method over the lease period	15,960	14,318	29,179
Estimated interest cost	2,100	2,205	4,295

(b) Operating leases

The rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

			Yen (Millions)
	Interim FY2003	Interim FY2002	FY2002
Current portion of operating lease obligations	44,075	44,447	43,187
Long-term operating lease obligations	89,989	126,137	104,767
	134,064	170,584	147,954

4.Segment information

The Company and consolidated subsidiaries conduct operations in air transportation, travel services, hotel operations and other businesses. Businesses other than air transportation, travel services and hotel operations are insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, - accordingly, are included in "Other businesses" in the following industry segment information.

Segment information is as follows:

<Interim FY2003> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Elimination and/or unallocated assets	Consolidated
Operating revenues	453,344	74,863	26,897	53,237	608,341	-	608,341
Intra-group sales and transfers	44,797	9,233	7,083	33,541	94,654	(94,654)	-
Total	498,141	84,096	33,980	86,778	702,995	(94,654)	608,341
Operating expenses	486,253	83,156	34,528	84,981	688,918	(95,037)	593,881
Operating income	11,888	940	(548)	1,797	14,077	383	14,460

<Interim FY2002> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Elimination and/or unallocated assets	Consolidated
Operating revenues	466,189	76,190	31,551	48,204	622,134	-	622,134
Intra-group sales and transfers	43,651	9,475	7,126	35,207	95,459	(95,459)	-
Total	509,840	85,665	38,677	83,411	717,593	(95,459)	622,134
Operating expenses	498,368	85,254	38,289	80,786	702,697	(95,491)	607,206
Operating income	11,472	411	388	2,625	14,896	32	14,928

<FY2002> Yen (Millions)

	Air transportation	Travel services	Hotel operations	Other businesses	Total	Elimination and/or unallocated assets	Consolidated
Operating revenues	911,484	144,940	59,547	99,938	1,215,909	-	1,215,909
Intra-group sales and transfers	81,003	17,930	13,166	73,251	185,350	(185,350)	-
Total	992,487	162,870	72,713	173,189	1,401,259	(185,350)	1,215,909
Operating expenses	999,400	162,286	73,987	167,865	1,403,538	(185,032)	1,218,506
Operating income (loss)	(6,913)	584	(1,274)	5,324	(2,279)	(318)	(2,597)

5.Breakdown of Operating Revenues (Consolidated)

Yen(millions)

	Interim FY2003	% of total	Interim FY2002	% of total	Difference	FY2002	% of total
Domestic routes		%		%			%
Passenger	329,167	46.8	335,577	46.8	(6,410)	646,854	46.2
Cargo	12,516	1.8	11,959	1.7	557	24,330	1.7
Mail	4,732	0.7	5,182	0.7	(450)	10,561	0.8
Baggage handling	166	0.0	162	0.0	4	314	0.0
Subtotal	346,581	49.3	352,880	49.2	(6,299)	682,059	48.7
International routes							
Passenger	85,988	12.2	96,399	13.5	(10,411)	185,481	13.3
Cargo	20,908	3.0	18,569	2.6	2,339	40,393	2.9
Mail	1,562	0.2	1,406	0.2	156	3,061	0.2
Baggage handling	302	0.1	297	0.0	5	559	0.0
Subtotal	108,760	15.5	116,671	16.3	(7,911)	229,494	16.4
Revenues from scheduled flights	455,341	64.8	469,551	65.5	(14,210)	911,553	65.1
Other operating revenues	42,800	6.1	40,289	5.6	2,511	80,934	5.7
Subtotal	498,141	70.9	509,840	71.1	(11,699)	992,487	70.8
Travel services							
Package tours(Domestic)	59,144	8.4	54,160	7.5	4,984	105,430	7.5
Package tours(International)	13,285	1.9	20,159	2.8	(6,874)	38,489	2.7
Other revenues	11,667	1.7	11,346	1.6	321	18,951	1.4
Subtotal	84,096	12.0	85,665	11.9	(1,569)	162,870	11.6
Hotel operations							
Guestrooms	12,027	1.7	14,320	2.0	(2,293)	24,676	1.8
Banquets	7,997	1.1	8,854	1.2	(857)	18,788	1.3
Foods and drinks	7,759	1.1	8,785	1.2	(1,026)	16,702	1.2
Other revenues	6,197	0.9	6,718	1.0	(521)	12,547	0.9
Subtotal	33,980	4.8	38,677	5.4	(4,697)	72,713	5.2
Other businesses							
Trading and retailing	59,072	8.4	57,833	8.0	1,239	118,653	8.5
Information And telecommunication	9,347	1.3	9,135	1.3	212	19,641	1.4
Real estate &building maintenance	9,251	1.3	8,016	1.1	1,235	16,820	1.2
Other revenues	9,108	1.3	8,427	1.2	681	18,075	1.3
Subtotal	86,778	12.3	83,411	11.6	3,367	173,189	12.4
Total operating revenue	702,995	100.0	717,593	100.0	(14,598)	1,401,259	100.0
Intercompany eliminations	(94,654)	-	(95,459)	-	805	(185,350)	-
Operating revenue(Consolidated)	608,341	-	622,134	-	(13,793)	1,215,909	-

Notes:

1.Segment breakdown is based on classifications employed for internal management.

2.Segment operating revenue includes inter-segment transactions.

6.Overview of Airline Operating Results (Consolidated)

	Interim FY2003	Interim FY2002	Year on year	FY2002
			%	
Domestic routes				
Number of passengers	22,865,759	23,474,377	97.4	47,133,040
Available seat-km (thousand km)	32,494,223	31,223,156	104.1	62,565,065
Revenue passenger-km(thousand km)	19,837,984	20,067,397	98.9	40,388,420
Passenger loadfactor	61.1	64.3	(3.2)	64.6
Cargo(tons)	197,819	187,384	105.6	383,583
Cargo traffic volume (thousand kg)	191,123	180,774	105.7	371,224
Mail(tons)	35,252	38,314	92.0	78,354
Mail traffic volume (thousand kg)	37,872	39,940	94.8	82,431
International routes				
Number of passengers	1,480,697	1,866,321	79.3	3,783,848
Available seat-km (thousand km)	12,149,693	13,206,136	92.0	25,974,398
Revenue passenger-km(thousand km)	7,907,043	9,559,312	82.7	18,719,453
Passenger loadfactor	65.1	72.4	(7.3)	72.1
Cargo(tons)	107,333	91,885	116.8	195,669
Cargo traffic volume (thousand kg)	505,943	473,893	106.8	957,721
Mail(tons)	6,308	5,173	121.9	11,237
Mail traffic volume (thousand kg)	30,279	26,486	114.3	56,735
Total				
Number of passengers	24,346,456	25,340,698	96.1	50,916,888
Available seat-km (thousand km)	44,643,916	44,429,292	100.5	88,539,463
Revenue passenger-km(thousand km)	27,745,027	29,626,709	93.6	59,107,873
Passenger loadfactor	62.1	66.7	(4.6)	66.8
Cargo(tons)	305,152	279,269	109.3	579,252
Cargo traffic volume (thousand kg)	697,066	654,667	106.5	1,328,945
Mail(tons)	41,560	43,487	95.6	89,591
Mail traffic volume (thousand kg)	68,151	66,426	102.6	139,166

Notes:

Domestic routes: All Nippon Airways Co. + Air Nippon Co. + Air Hokkaido Co. + Air Nippon Network Co.

International routes: All Nippon Airways Co. + Air Nippon Co. + Air Japan Co.

Each result do not include results of charter flights.

International passengers represent revenue passengers.

ANA reports non-consolidated financial results for the interim of FY2003

1.Non-consolidated financial highlights for the period ended September 30, 2003

(1) Summary of non-consolidated operating results — Yen (Millions rounded down)

	InterimFY2003	Year on Year (%)	Interim FY2002	Year on Year (%)	FY2002
Operating revenues	481,347	0.8	477,735	(2.5)	940,503
Operating income (loss)	8,910	(15.0)	10,482	(70.7)	(8,259)
Recurring profit (loss)	9,860	216.8	3,112	(87.5)	(20,051)
Net income (loss)	7,468	(26.0)	10,088	(5.9)	(17,042)
Net income (loss) per share	4.87yen		6.57yen		(11.10yen)
Average number of shares of outstanding during the period	1,534,472,539		1,535,828,317		1,535,558,747

Note:
Changes in the accounting policy during the period: none

(2) Dividends

	Interim FY2003	Interim FY2002	FY2002
Annual dividend per share			
Interim	—	—	—
Year - end	—	—	0.00yen

(3) Summary of non-consolidated financial positions — Yen (Millions rounded down)

	Interim FY2003 (As of September 30, 2003)	Interim FY2002 (As of September 30, 2002)	FY2002 (As of March 31, 2003)
Total assets	1,228,698	1,176,853	1,191,543
Shareholders' equity	148,371	165,499	138,761
Shareholders' equity ratio	12.1%	14.1%	11.6%
Shareholders' equity per share	96.66yen	107.78yen	90.44yen
Number of shares of outstanding at balance sheet date	1,534,983,081	1,535,581,572	1,534,351,122
Number of treasury stocks at balance sheet date	1,099,605	501,114	1,731,564

2. Forecast of non-consolidated operating results for the period ending March 31, 2004

	Yen (Millions rounded down)
Operating revenues	963,000
Recurring profit (loss)	10,500
Net income (loss)	6,500
Annual dividend per share	3.00yen

Notes: Forecast of net income per share: 4.23yen

This forecast is made based on (1) the information available to ANA as of the date of publication of this material and (2) assumptions as of the same date with respect to the various factors which might have impact on the future financial result of ANA. The reader should be aware that actual results could differ materially due to various factors with reference to the supporting data.

(1) Non-consolidated Balance Sheets

Yen (Millions rounded down)

	Interim FY2003 (As of September 30, 2003)	FY 2002 (As of March 31, 2003)	Difference	Interim FY2002 (As of September 30, 2002)
Assets				
Current assets	315,804	270,325	45,479	342,683
Cash and deposits	120,555	109,257	11,298	140,755
Trade accounts receivable	87,024	74,497	12,527	80,819
Marketable securities	599	1,650	(1,050)	4,250
Inventories	48,709	46,536	2,172	47,434
Deferred tax assets	17,118	6,687	10,430	5,106
Other	41,815	31,711	10,104	64,340
Allowance for doubtful accounts	(19)	(16)	(2)	(23)
Fixed assets	912,607	921,020	(8,412)	833,942
[Tangible fixed assets]	[703,263]	[696,606]	[6,657]	[657,281]
Buildings	95,909	96,552	(643)	99,726
Aircraft	469,195	434,392	34,802	408,803
Land	58,852	58,852	-	59,972
Construction in progress	54,665	80,350	(25,684)	62,328
Other	24,641	26,459	(1,817)	26,451
[Intangible fixed assets]	[32,767]	[35,274]	[(2,506)]	[32,409]
[Investments and others]	[176,576]	[189,139]	[(12,563)]	[144,251]
Investment securities	34,023	34,064	(41)	25,320
Investments in subsidiaries and affiliates	54,464	53,481	983	52,696
Deferred tax assets	27,501	45,682	(18,180)	29,641
Other	68,390	84,595	(16,204)	57,340
Allowance for doubtful accounts	(7,803)	(28,683)	20,879	(20,748)
Deferred assets	286	197	89	227
Bond issuance expenses	286	197	89	227
Total assets	**1,228,698**	**1,191,543**	**37,155**	**1,176,853**

Yen (Millions rounded down)

	Interim FY2003 (As of September 30, 2003)	FY2002 (As of March 31, 2003)	Difference	InterimFY2002 (As of September 30, 2002)
Liabilities				
Current liabilities	251,478	227,684	23,793	277,361
Trade accounts payable	88,075	93,959	(5,884)	86,363
Current portion of long-term debt	49,870	50,185	(315)	47,381
Current portion of bonds payable	20,000	-	20,000	49,210
Accrued income taxes	47	-	47	55
Accrued bonuses to employees	5,872	7,163	(1,290)	7,991
Other	87,612	76,375	11,236	86,359
Long-term liabilities	828,848	825,097	3,751	733,991
Straight Bonds	260,000	250,000	10,000	200,000
Convertible Bonds	101,524	101,732	(208)	102,789
Long-term loans payable	365,540	375,662	(10,122)	338,735
Accrued employees' retirement benefits	84,109	85,064	(954)	79,383
Reserve for losses on related business	448	448	-	448
Other	17,226	12,190	5,036	12,635
Total liabilities	**1,080,327**	**1,052,781**	**27,545**	**1,011,353**
Shareholders' equity				
Common stock	86,239	86,239	-	86,239
Capital surplus	52,584	104,232	(51,648)	104,232
Capital reserve	21,632	21,632	-	21,632
Other surplus	30,951	82,600	(51,648)	82,600
Earned surplus	7,468	(51,640)	59,108	(24,509)
Earned surplus reserve	-	10,301	(10,301)	10,301
Reserve	-	6,641	(6,641)	6,641
Special depreciation reserve	-	4,255	(4,255)	4,255
Other reserve	-	1,600	(1,600)	1,600
Land devaluation reserve	-	785	(785)	785
Unappropriated net gain (loss)	7,468	(68,583)	76,051	(41,452)
Unrealized gain (loss) on securities	2,356	368	1,988	(304)
Treasury Stock	(278)	(439)	160	(158)
Total shareholders' equity	**148,371**	**138,761**	**9,609**	**165,499**
Total liabilities and shareholders' equity	**1,228,698**	**1,191,543**	**37,155**	**1,176,853**

Note:

Yen (Millions rounded down)

	Interim FY2003 (As of September 30, 2003)	FY2002 (As of March 31, 2003)	Interim FY2002 (As of September 30, 2002)
Accumulated depreciation	805,965	800,969	788,014
Contingent liabilities	62,612	70,059	76,753

(2)Non-consolidated Statements of Income (Loss)

Yen (Millions rounded down)

	Interim FY2003	InterimFY2002	Difference	FY2002
Operating revenues and expenses				
Operating revenues	481,347	477,735	3,612	940,503
Operating expenses	392,325	380,340	11,984	776,321
Sales, general and administrative expenses	80,111	86,912	(6,801)	172,440
Operating income (loss)	8,910	10,482	(1,571)	(8,259)
Non-operating income and expenses				
Non-operating income	21,874	22,085	(210)	38,763
Interest income	302	428	(126)	1,118
Other	21,572	21,657	(84)	37,644
Non-operating expenses	20,925	29,454	(8,529)	50,555
Interest expense	8,089	8,954	(865)	17,262
Other	12,835	20,500	(7,664)	33,292
Total recurring profit (loss)	**9,860**	**3,112**	**6,747**	**(20,051)**
Extraordinary gains and losses				
Extraordinary gains	6,721	758	5,963	1,256
Gain on sales of affiliate stock	96	755	(658)	753
Gain on sales of investment securities	518	-	518	499
Gain on return of the substituted portion of the employee pension fund	6,094	-	6,094	-
Other	11	2	9	2
Extraordinary losses	2,209	9,781	(7,572)	31,764
Loss on sale of affiliate stock	-	8,348	(8,348)	8,844
Valuation loss on shares of affiliates	100	205	(105)	5,825
Valuation loss on investment securities	19	355	(336)	3,113
Provision for allowance for doubtful accounts	1,776	400	1,376	8,377
Special retirement benefit	125	458	(332)	2,922
Other	187	13	173	2,680
Net income (loss) before taxes	**14,372**	**(5,910)**	**20,283**	**(50,559)**
Corporate, inhabitant and enterprise tax	857	55	802	(354)
Deferred taxes	6,046	(16,054)	22,101	(33,162)
Net income (loss)	**7,468**	**10,088**	**(2,620)**	**(17,042)**
Loss carried over from last year	10,301	51,541	(41,240)	51,541
Reversal of earned surplus reserve	10,301	-	10,301	-
Unappropriated net gain (loss)	7,468	(41,452)	48,920	(68,583)

Notes to Non-consolidated Financial Statements

All Nippon Airways Co., Ltd.

Interim FY2003 and 2002, FY2002

1.Summary of significant accounting policies

(a) Marketable securities and investment securities

Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with changes in unrealized holding gain or loss, net of the applicable income taxes, included directly in shareholders' equity.

Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined by the moving average method.

Investments in subsidiaries and affiliates are stated at cost determined by the moving average method.

(b) Derivatives

Derivatives, such as forward foreign exchange contracts, interest rate swaps and commodity options and swaps, are used, to limit their exposure to fluctuations in foreign exchange rates, interest rates, and commodity prices. These are not used for trading purposes.

Derivative financial instruments are carried at fair value with changes in unrealized gain or loss charged or credited to operations, except for those which meet the criteria for deferral hedge accounting under which an unrealized gain or loss is deferred as an asset or a liability. Receivables and payables hedged by qualified forward exchange contracts are translated at the corresponding foreign exchange contract rates.

(c) Inventories

Inventories are stated at cost. Cost is determined by the moving average method for aircraft spare parts, and first-in, first-out method for miscellaneous supplies.

(d) Property and equipment and depreciation

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment is computed based on estimated useful lives by the following methods:

Flight equipment .... Straight-line method

Buildings .... Straight-line method

Other ground property and equipment .... Declining balance method

The Company employs principally the following useful lives, based upon the Company's estimated durability of such aircraft:

International type equipment................. 20 years

Domestic type equipment..................... 17 years

(e) Intangible fixed assets and amortization

Intangible fixed assets included in other assets are amortized by the straight-line method. Cost of software purchased for internal use is amortized by the straight-line method over 5 years, the estimated useful life of purchased software.

(f) Bond issuance costs

Bond issuance costs are principally capitalized and amortized over a period of three years.

(g) Foreign currency translation

Foreign currency receivables and payables are translated into yen at the rates of exchange in effect at the balance sheet date, and translation adjustments are made included in profit and loss account.

(h) Allowance for doubtful receivables

A general provision is made for doubtful receivables based on past experience. Provisions are made against specific receivables as and when required.

(I) Accrued bonuses to employees

Provisions are made for bonus payment for employees of the company. The accrued amounts of estimated bonus payments at balance sheet date are stated as accrued bonuses to employees.

(j) Retirement benefits

Accrued retirement benefits for employees at the balance sheet date are provided mainly at an amount calculated based on the retirement benefit obligation and the fair market value of the pension plan assets as of the balance sheet date, as adjusted for unrecognized net retirement benefit obligation at transition, unrecognized actuarial gain or loss and unrecognized prior service cost. The retirement benefit obligation is attributed to each period by the straight-line method over the estimated service years of the eligible employees. The net retirement benefit obligation at transition is being amortized principally over a period of 15 years by the straight-line method. Actuarial gains and losses are amortized in the year following the year in which the gain or loss is recognized primarily by the straight-line method over periods which are shorter than the average remaining service years of employees. Prior service cost is being amortized as incurred by the straight-line method over periods which are shorter than the average remaining service years of the employees.

(k) Reserve for losses on related businesses

Provisions are made for estimated losses from investments in subsidiaries and affiliates.

(l) Leases

Finance lease transactions other than those that are expected to transfer ownership of the assets to the lessee are accounted for as operating leases.

(m) Revenue recognition

Passenger revenues are recorded when services are rendered.

(n) Consumption taxes

Consumption taxes are excluded from the amounts of profit and loss statements.

(o) Consolidated tax return system

The Company applied a consolidated tax return system from Fiscal 2002.

Additional Information

(Return of the substituted portion of the employee pension fund)

On August 29, 2003, the Minister of Health, Labor and Welfare exempted the company submitting consolidated financial statements from future payments of the substituted portion of the pension fund, in accordance with the enactment of the Defined Benefit Corporation Pension Law. In response, the company were approved the extinguishment of retirement benefit debt and pension assets relating to the substituted portion on the date of the Minister's authorization, applying the interim measure specified in Section 47-2 of the "Guidelines Concerning Retirement Benefit Accounting (Interim Report)" (Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants). The company accounted for the 6,094 million yen earned from the return of the substituted portion of the employee pension fund as extraordinary gains. As of the end of the current half, the company calculated the total amount to be returned (minimum reserve for liability) to be 48,322 million yen.